Boston Capital

February 21, 2020

VIA EDGAR

William Demarest, Staff Accountant

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Boston Capital Tax Credit Fund V LP

Form 10-K for the year ended 3/31/2019

Filed on 6/20/2019

File No. 333-109898

Dear Mr. Demarest and Ms. Marrone:

This letter is submitted by Boston Capital Tax Credit Fund V LP (the "Partnership" or the "Fund") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Partnership's Form 10-K for the year ended March 31, 2019 (File No. 333-109898) (the "Form 10-K"). For your convenience, the Staff's comments are reproduced below before the Partnership's answers.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2019

Item 9a. Controls and Procedures, page 20

  In future filings, revise your disclosure to include a statement that the certifications of the Principal Executive Officer and Principal Financial Officer, filed as exhibits, are applicable to each of the series as well as to the Fund. In addition, please tell us if management's conclusion on the effectiveness of internal control over financial reporting is applicable to each series individually, as well as the Fund as a whole, and clarify your conclusion in future filings.

  Response: The disclosure in our future filings will include a statement that the certifications of the Principal Executive Officer and Principal Financial Officer are applicable to each series as well as to the Fund as a whole. Additionally, we confirm that management's conclusion on the effectiveness of the Partnership's internal control over financial reporting as of March 31, 2019, as disclosed in the Form 10-K, is applicable to each series individually, as well as to the Fund as a whole. In the Partnership's future filings, we will clarify that the scope of management's assessment of internal control over financial reporting and conclusions thereof, covers each series individually, as well as the Fund as a whole.

  Exhibit 13

  Report of Independent Registered Public Accounting Firm, page F-3

  We note that the report of your independent auditor does not reference each series individually. Please have your auditor confirm to us that their report applies to the financial statements for each series individually. In future filings, the report should reference each series individually or separate reports should be provided for each series. Refer to Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: We have consulted with our independent auditor, and our independent auditor confirmed, that the financial statements for each series individually were covered in their audit opinion dated June 20, 2019. Our independent auditor also confirmed that their report included in future Form 10-K filings by the Partnership, if any, will include appropriate references to the covered series.

Please contact me at (617) 624-8820 with any further comments or questions you may have.

Sincerely,

By: /S/ Marc N. Teal

Marc N. Teal

Principal Financial Officer

cc: Marc Teal